SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

    ANTHERA PHARMACEUTICALS, INC.

(Name of Issuer)

    COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

    03674U 102

(CUSIP number)

    Scott B. Bernstein

Caxton Associates LP

Princeton Plaza

731 Alexander Road

Princeton, New Jersey 08540

(609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    September 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 17 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03674U 102	13D	Page 2 of 17 pages

1.	NAMES OF REPORTING PERSONS Caxton Advantage Life Sciences Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (1)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.
*	All percentage calculations set forth herein assume that there are 32,835,437 shares of Common Stock outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

CUSIP No. 03674U 102	13D	Page 3 of 17 pages

1.	NAMES OF REPORTING PERSONS Caxton Advantage Venture Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (2)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON PN

(2)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 4 of 17 pages

1.	NAMES OF REPORTING PERSONS Advantage Life Sciences Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (3)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON OO

(3)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 5 of 17 pages

1.	NAMES OF REPORTING PERSONS CHHA LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (4)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON OO

(4)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 6 of 17 pages

1.	NAMES OF REPORTING PERSONS Caxton Health Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (5)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON OO

(5)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 7 of 17 pages

1.	NAMES OF REPORTING PERSONS Caxton Associates LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (6)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON IA

(6)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 8 of 17 pages

1.	NAMES OF REPORTING PERSONS Eric Roberts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (7)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (7)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON IN

(7)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 9 of 17 pages

1.	NAMES OF REPORTING PERSONS Rachel Leheny
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,107
	8.	SHARED VOTING POWER 1,558,509 (8)
	9.	SOLE DISPOSITIVE POWER 4,107
	10.	SHARED DISPOSITIVE POWER 1,558,509 (8)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,616 (9)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON IN

(8)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.
(9)	Includes 1,423,896 shares of Common Stock and 138,720 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 10 of 17 pages

1.	NAMES OF REPORTING PERSONS Bruce Kovner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —0—
	8.	SHARED VOTING POWER 1,558,509 (10)
	9.	SOLE DISPOSITIVE POWER —0—
	10.	SHARED DISPOSITIVE POWER 1,558,509 (10)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,509 (10)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%*
14.	TYPE OF REPORTING PERSON IN

(10)	Includes 1,423,896 shares of Common Stock and 134,613 shares of Common Stock subject to currently exercisable warrants and stock options.

CUSIP No. 03674U 102	13D	Page 11 of 17 pages

ITEM 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D as filed on March 12, 2010 (the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.	Identity and Background.

(a) This statement is being filed by Caxton Advantage Life Sciences Fund, L.P., a Delaware limited partnership (“Caxton”), Caxton Advantage Venture Partners, L.P., a Delaware limited partnership (“Caxton Advantage Venture”), Advantage Life Sciences Partners, LLC, a Delaware limited liability company (“Advantage Partners”), CHHA LLC, a Delaware limited liability company (“CHHA”), Caxton Health Holdings, LLC, a Delaware limited liability company (“Caxton Health”), Caxton Associates LP, a Delaware limited partnership (“Caxton Associates”), Eric Roberts, Rachel Leheny and Bruce Kovner.

Each of the foregoing persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Caxton is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. Caxton Advantage Venture is the general partner of Caxton. Advantage Partners is the general partner of Caxton Advantage Venture. CHHA is the administrative general partner of Caxton Advantage Venture. Caxton Health is the manager of CHHA. Caxton Associates has an ownership interest in each of CHHA and Caxton Health. Each of Mr. Roberts and Ms. Leheny is a Principal of Advantage Partners. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, a Delaware corporation and the general partner of Caxton Associates.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

CUSIP No. 03674U 102	13D	Page 12 of 17 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

Caxton purchased 165,625 shares of Common Stock on March 4, 2010 in the Issuer’s initial public offering for total consideration of $1,159,375, funded by available cash of Caxton. In addition, on March 4, 2010, the Issuer issued to Caxton a total of 1,008,271 shares of Common Stock upon the conversion of certain convertible securities held by Caxton, which convertible securities had previously been purchased by Caxton for an aggregate consideration of approximately $6,062,576. On September 24, 2010, the Issuer issued to Caxton a total of 250,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock for an aggregate consideration of $750,000. Caxton is a private equity fund that calls capital from its limited partners in order to make investments.

ITEM 4.	Purpose of Transaction.

The below supplements the existing information contained in Item 4:

On September 20, 2010, Caxton entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer and certain other investors pursuant to which Caxton agreed to purchase 250,000 shares of common stock (“Common Stock”) and a warrant (the “Warrant”) to purchase 100,000 shares of Common Stock of the Issuer, for an aggregate purchase price of $750,000. The transaction closed on September 24, 2010.

The Warrant will be exercisable for a period of five years from the date of its issuance at a per share exercise price of $3.30, subject to certain adjustments as specified in the Warrant.

Caxton has certain registration rights under the terms of a Registration Rights Agreement, dated as of September 20, 2010 (the “Registration Rights Agreement”), to require the Issuer to file registration statements under the Securities Act of 1933, as amended, subject to certain limitations and restrictions.

The foregoing description of each of the Securities Purchase Agreement, the Registration Rights Agreement and the Warrant is qualified in its entirety by reference thereto, which are filed as Exhibits 11, 12 and 13 to this statement, respectively, and are incorporated herein by reference.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

CUSIP No. 03674U 102	13D	Page 13 of 17 pages

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Caxton may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to have shared power to direct the voting and disposition of 1,558,509 shares of Common Stock, representing approximately 4.7% of the 32,835,437 shares of Common Stock outstanding, based on information provided by the Issuer.

Caxton Advantage Venture, as the general partner of Caxton, Advantage Partners, as the general partner of Caxton Advantage Venture, CHHA, as the administrative general partner of Caxton Advantage Venture, and Caxton Health, as the manager of CHHA, may be deemed to have shared power to direct the voting and disposition of the 1,558,509 shares of Common Stock beneficially owned by Caxton or issuable upon the exercise of certain stock options issued to Ms. Leheny, over which Caxton Advantage Venture has shared voting and investment power, representing approximately 4.7% of the 32,835,437 shares of Common Stock outstanding, based on information provided by the Issuer.

Each of Mr. Roberts and Ms. Leheny, as Principals of Advantage Partners, may be deemed to have shared power to direct the voting and disposition of the 1,558,509 shares of Common Stock beneficially owned by Advantage Partners, representing approximately 4.7% of the 32,835,437 shares of Common Stock outstanding, based on information provided by the Issuer. In addition, Ms. Leheny may be deemed to have sole power to direct the voting and disposition of the 4,107 shares of Common Stock issuable upon the exercise of certain stock options issued to Ms. Leheny, representing approximately an additional 0.01% of the 32,835,437 shares of Common Stock outstanding, based on information provided by the Issuer.

Caxton Associates, in respect of its ownership interests in each of CHHA and Caxton Health, and Mr. Kovner, as Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the general partner of Caxton Associates, may be deemed to have shared power to direct the voting and disposition of the 1,558,509 shares of Common Stock beneficially owned by Caxton or issuable upon the exercise of certain stock options issued to Ms. Leheny, over which Caxton Advantage Venture has shared voting and investment power, representing approximately 4.7% of the 32,835,437 shares of Common Stock outstanding, based on information provided by the Issuer.

(c) Except as described in this statement, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities covered hereby on September 24, 2010.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

CUSIP No. 03674U 102	13D	Page 14 of 17 pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

Exhibit 2:	Note and Warrant Purchase Agreement by and among the Issuer and the persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.13 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 3:	Form of Senior Secured Promissory note sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.14 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 4:	Form of Stock Purchase Warrant sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.15 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 5	Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.16 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 6	Escrow Agreement by and among the Issuer, Fremont Bank and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.17 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 7	Note Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.21 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 8	Form of Senior Secured Promissory Note sold pursuant to that certain Note Purchase Agreement, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.22 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 9	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 4.2 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 10	Power of Attorney dated March 11, 2010.*

Exhibit 11	Form of Warrant (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

Exhibit 12	Form of the Securities Purchase Agreement, among the Company and the purchasers thereto, dated September 20, 2010 (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

Exhibit 13	Form of the Registration Rights Agreement, between the Company and the Holders thereto, dated September 20, 2010 (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

*	Filed with the Schedule 13D on March 12, 2010.

CUSIP No. 03674U 102	13D	Page 15 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 29th day of September, 2010.

CAXTON ADVANTAGE LIFE SCIENCES FUND, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P., General Partner, Caxton Advantage Life Sciences Fund, L.P.

CAXTON ADVANTAGE VENTURE PARTNERS, L.P.

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member, Advantage Life Sciences Partners, LLC, Managing General Partner, Caxton Advantage Venture Partners, L.P.

ADVANTAGE LIFE SCIENCES PARTNERS, LLC

By:	/S/ ERIC W. ROBERTS
Name:	Eric W. Roberts
Title:	Member

CHHA LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CAXTON HEALTH HOLDINGS LLC

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

CUSIP No. 03674U 102	13D	Page 16 of 17 pages

CAXTON ASSOCIATES LP

By:	/S/ SCOTT B. BERNSTEIN
Name:	Scott B. Bernstein
Title:	Secretary

/S/ ERIC W. ROBERTS
Eric Roberts, an individual

/S/ RACHEL LEHENY
Rachel Leheny, an individual

/S/ SCOTT B. BERNSTEIN
Bruce Kovner, an individual, signed by Scott B. Bernstein as Attorney in Fact

CUSIP No. 03674U 102	13D	Page 17 of 17 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

Exhibit 2:	Note and Warrant Purchase Agreement by and among the Issuer and the persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.13 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 3:	Form of Senior Secured Promissory note sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.14 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 4:	Form of Stock Purchase Warrant sold pursuant to Note and Warrant Purchase Agreement, dated July 17, 2009 (Incorporated by reference to Exhibit No. 10.15 to Form S-1 filed by the Issuer on September 15, 2009).

Exhibit 5	Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.16 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 6	Escrow Agreement by and among the Issuer, Fremont Bank and the other persons and entities party thereto, dated September 25, 2009 (Incorporated by reference to Exhibit No. 10.17 to Amendment No. 1 to Form S-1 filed by the Issuer on October 19, 2009).

Exhibit 7	Note Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.21 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 8	Form of Senior Secured Promissory Note sold pursuant to that certain Note Purchase Agreement, dated as of December 11, 2009 (Incorporated by reference to Exhibit No. 10.22 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 9	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated July 17, 2009 (Incorporated by reference to Exhibit No. 4.2 to Amendment No. 3 to Form S-1 filed by the Issuer on January 29, 2010).

Exhibit 10	Power of Attorney dated March 11, 2010.*

Exhibit 11	Form of Warrant (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

Exhibit 12	Form of the Securities Purchase Agreement, among the Company and the purchasers thereto, dated September 20, 2010 (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

Exhibit 13	Form of the Registration Rights Agreement, between the Company and the Holders thereto, dated September 20, 2010 (Incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2010).

*	Filed with the Schedule 13D on March 12, 2010.